Exhibit 3.1
CERTIFICATE OF AMENDMENT OF EIGHTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF 2U, INC.
2U, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Company”), does hereby certify as follows:
FIRST:    That, at a meeting of the Board of Directors of the Company, resolutions were duly adopted recommending and declaring advisable that the Eighth Amended and Restated Certificate of Incorporation of the Company be amended and that such amendments be submitted to the stockholders of the Company for their consideration, as follows:
RESOLVED, that Section A of Article IV of the Eighth Amended and Restated Certificate of Incorporation of the Company, as amended and/or restated to date, be amended and restated in its entirety to read as follows:
“A. Effective as of 5 p.m. Eastern Time on the date this Certificate of Amendment of Eighth Amended and Restated Certificate of Incorporation is filed with the Office of the Secretary of State of the State of Delaware (the “Effective Time”), a 1-for-30 reverse stock split of the Company’s Common Stock (as defined below) shall become effective, pursuant to which each 30 shares of Common Stock outstanding and held of record by each stockholder of the Company immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and nonassessable share of Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.001 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. In lieu thereof, (i) with respect to holders of one or more certificates which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, upon surrender after the Effective Time of such certificate or certificates, any holder who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment (the “Fractional Share Payment”) equal to the fraction of which such holder would otherwise be entitled multiplied by the closing price per share as reported by The Nasdaq Stock Market LLC (as adjusted to give effect to the Reverse Stock Split) on the date of the Effective Time; provided that, whether or not fractional shares would be issuable as a result of the Reverse Stock Split shall be determined on the basis of (a) the total number of shares of Common Stock that were issued and outstanding immediately prior to the Effective Time formerly represented by certificates that the holder is at the time surrendering and (b) the aggregate number of shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificates shall have been reclassified; and (ii) with respect to holders of shares of Common Stock in book entry form in the records of the Company’s transfer agent that were issued and outstanding immediately prior to the Effective Time, any holder who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive the Fractional Share Payment automatically and without any action by the holder.
The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of all classes of capital stock which the Company shall have authority to issue is Two Hundred Five Million (205,000,000) shares, of which Two Hundred Million (200,000,000) shares shall be Common Stock (the “Common Stock”), each having a par value of one-tenth of one cent ($0.001), and Five Million (5,000,000) shares shall be Preferred Stock (the “Preferred Stock”), each having a par value of one-tenth of one cent ($0.001).
SECOND:    That, at a special meeting of stockholders of the Company, the aforesaid amendment was duly adopted by the stockholders of the Company.
THIRD:    That, the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by its Chief Executive Officer on this 13th day of June, 2024.

2U, INC.

By:	/s/ Paul S. Lalljie
Name: Paul S. Lalljie
Title: Chief Executive Officer and Director